February 22, 2008
CHC Helicopter Corporation
4740 Agar Drive
Richmond, British Columbia
V7B 1A3
Ladies and Gentlemen:
          This guaranty (this “Guaranty”) is being delivered by FR Horizon AIV, L.P. (the “Investor”) to CHC Helicopter Corporation (the “Company”), in connection with the execution of that certain Arrangement Agreement dated as of the date hereof (as it may be amended from time to time with the consent of Purchaser, the “Arrangement Agreement”), by and among 6922767 Canada Inc. ( “Purchaser”) and the Company pursuant to which Purchaser shall, among other things and subject to the terms and conditions set forth in the Arrangement Agreement, acquire all of the Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Company. Capitalized terms used but not defined shall have the meaning ascribed to them in the Arrangement Agreement.
          1. OBLIGATIONS. To induce the Company to enter into the Arrangement Agreement, the Investor hereby absolutely, unconditionally and irrevocably guarantees to the Company, on the terms and conditions set forth herein, the due and punctual payment, performance and discharge of 100% of the payment and/or indemnification obligations of Purchaser under Section 2.4(5), Section 7.3(4)(b)(ii), Section 7.8(2), Section 7.9(5), Section 7.10(2) and Section 7.10(3)(b) of the Arrangement Agreement (as limited by the Investor Cap (as defined below), the “Obligations”); provided that the maximum amount payable by the Investor hereunder shall not exceed Cdn $61,400,000 (the “Investor Cap”), it being understood that the Company will not seek to enforce this Guaranty without giving effect to the Investor Cap.
          2. NATURE OF THE OBLIGATIONS. The Company shall not be obligated to file any claim relating to the Obligations in the event that Purchaser becomes subject to any insolvency, bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Investor’s obligations hereunder. This is an unconditional guaranty of payment and not of collectibility.
          3. CHANGES IN OBLIGATIONS, CERTAIN WAIVERS. The Investor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure of the Company to assert any claim or demand or to enforce any right or remedy against Purchaser or any other person interested in the transactions contemplated by the Arrangement Agreement; (b) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Arrangement Agreement or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations (provided that any such change, rescission, waiver, compromise, consolidation or other amendment or modification shall be subject to the prior written consent of Purchaser to the extent required under the Arrangement Agreement); (c) the addition, substitution or release of any entity or other person interested in the transactions contemplated by the Arrangement Agreement (provided that any such addition, substitution or release shall be subject to the prior written consent of Purchaser to the extent required under the Arrangement Agreement); (d) any change in the corporate existence, structure or ownership of Purchaser or any other person interested in the transactions contemplated by the Arrangement Agreement; (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Purchaser or any other person interested in the transactions contemplated by the Arrangement Agreement; (f) the existence of any claim, set-off or other right which the Investor may have at any time against Purchaser or the Company, whether in connection with the Obligations or otherwise; or (g) the adequacy of any other means the Company may have of obtaining payment of any of the Obligations. The Investor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Arrangement Agreement and that the waivers set forth in this Guaranty are knowingly made in contemplation of such benefits.
          The Company hereby covenants and agrees that it shall not institute, and shall cause its affiliates (as defined in the Arrangement Agreement) not to institute, any proceeding or bring any other claim arising under, or in connection with, the Arrangement Agreement or the transactions contemplated thereby, against the Investor, the Investor Affiliates or Purchaser Affiliates (as defined below), or as it relates to the Obligations, Purchaser, except for claims against the Investor under this Guaranty or against Purchaser under the Arrangement Agreement, and the Investor hereby covenants and agrees that it shall not institute, and shall cause its affiliates not to institute, any proceeding asserting that this Guaranty is illegal, invalid or unenforceable, in whole or in part, in accordance with its terms. The Company shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Company’s rights against, any person liable for any Obligations prior to proceeding against the Investor hereunder.
          4. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power. Each and every right, remedy and power hereby granted to the Company or allowed it by law, equity or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time.
          5. REPRESENTATIONS AND WARRANTIES. (a) The Investor hereby represents and warrants to the Company as follows and acknowledges that the Company is relying upon such representations and warranties and that the Company would not enter into the Arrangement Agreement but for the execution and delivery of this Guaranty by the Investor:
          (i) the Investor is duly organized, validly existing and in good standing under the laws of the Investor’s jurisdiction of organization;
          (ii) the execution, delivery and performance of this Guaranty have been duly authorized by all necessary action and do not contravene any provision of the Investor’s charter, partnership agreement, operating agreement or similar organizational documents or any law, regulation, rule, decree, order, judgment or contractual restriction binding on the Investor or its assets;
          (iii) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Guaranty by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Guaranty;
          (iv) this Guaranty constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, subject to (A) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (B) general equitable principles (whether considered in a proceeding in equity or at law); and
          (v) the Investor has the financial capacity to pay and perform its obligations under this Guaranty, and all funds necessary for the Investor to fulfill its Obligations under this Guaranty shall be available to the Investor for so long as this Guaranty shall remain in effect in accordance with Section 8 hereof.
          (b) The Company hereby represents and warrants to the Investor as follows and acknowledges that the Investor is relying upon such representations and warranties:
          (i) the execution, delivery and performance of this Guaranty have been duly authorized by all necessary action and do not contravene any provision of the Company’s articles of amalgamation or by-laws or any law, regulation, rule, decree, order, judgment or contractual restriction binding on the Company or its assets;
          (ii) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Guaranty by the Company have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Guaranty; and
          (iii) this Guaranty constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to (A) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (B) general equitable principles (whether considered in a proceeding in equity or at law).
          6. NO ASSIGNMENT. Neither the Investor nor the Company may assign its rights, interests or obligations hereunder to any other person (except by operation of law) without the prior written consent of the Company or the Investor, as the case may be; provided, however, that the Investor may assign all or a portion of its obligations hereunder to an affiliate or to an entity managed or advised by an affiliate of the Investor, provided that no such assignment shall relieve the Investor of any liability or obligation hereunder except to the extent actually performed or satisfied by the assignee.
          7. NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the parties at the following addresses (or such other addresses as shall be specified by any party by notice to the other party given in accordance with these provisions):
          if to the Investor:
FR Horizon AIV, L.P.
c/o   First Reserve Corporation
          One Lafayette Place
          Greenwich, CT 06830
Attention: Mark McComiskey
Facsimile: (203) 661-6729
E-mail: mmccomiskey@firstreserve.com
        with copies to (which shall not constitute notice):
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention: William E. Curbow
Facsimile: (212) 455-2502
E-mail: wcurbow@stblaw.com
        and
Blake, Cassels & Graydon LLP
126 East 56th St
New York, NY 10022
Attention: Michael Gans
Facsimile: (212) 829-9500
E-mail: michael.gans@blakes.com
        if to the Company, the notice address set forth in Section 9.1(b) of the Arrangement Agreement.
          8. CONTINUING OBLIGATION. This Guaranty shall remain in full force and effect and shall be binding on the Investor, its successors and assigns until all of the Obligations have been satisfied in full. Notwithstanding the foregoing, this Guaranty shall terminate and the Investor shall have no further obligations under this Guaranty as of the earlier of (i) the Effective Time, and (ii) the termination of the Arrangement Agreement in accordance with its terms, except as to a claim for payment of any Obligation presented by the Company to Purchaser or the Investor within twelve months after the date of such termination, in which case the date such claim is finally satisfied or otherwise resolved. Notwithstanding the foregoing, in the event that the Company or any of its affiliates asserts in any litigation or other proceeding that the provisions of Section 1 hereof limiting the Investor’s liability to the amount of the Investor Cap or the provisions of this Section 8 or Section 9 hereof are illegal, invalid or unenforceable in whole or in part, or asserting any theory of liability against the Investor, the Investor Affiliates, or the Purchaser Affiliates with respect to the transactions contemplated by the Arrangement Agreement, or against Purchaser as they relate to the Obligations, other than liability of the Investor under this Guaranty (as limited by the provisions of Section 1) or the liability of Purchaser under the Arrangement Agreement, then (i) the obligations of the Investor under this Guaranty shall terminate ab initio and be null and void, (ii) if the Investor has previously made any payments under this Guaranty, it shall be entitled to recover such payments, and (iii) neither the Investor nor any of its affiliates shall have any liability to the Company with respect to the transactions contemplated by the Arrangement Agreement as they relate to the Obligations or under this Guaranty.
          9. NO RECOURSE. The Company acknowledges that the sole assets of Purchaser are cash in a de minimis amount and its rights under the Arrangement Agreement, and that no additional funds are expected to be contributed to Purchaser unless and until the closing of the transactions contemplated by the Arrangement Agreement occurs. Notwithstanding anything that may be expressed or implied in this Guaranty or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that the Investor may be a partnership or limited liability company, by its acceptance of the benefits of this Guaranty, the Company acknowledges and agrees that it has no right of recovery against, and no personal liability shall attach to, the former, current or future security holders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Investor, Purchaser or any former, current or future security holder, director, officer, employee, general or limited partner, member, manager, affiliate, agent, assignee or representative of any of the foregoing (collectively, but not including Purchaser, the “Investor Affiliates” or “Purchaser Affiliates”), through Purchaser or otherwise, whether by or through attempted piercing of the corporate, partnership or limited liability company veil, by or through a claim by or on behalf of Purchaser against the Investor, Investor Affiliates, or Purchaser Affiliates, (including a claim to enforce the commitment letter dated as of the date hereof from the Investor to Purchaser) by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, except for its rights to recover from the Investor (but not the Investor Affiliates or Purchaser Affiliates (including any general partner or managing member)) the Obligations under and to the extent provided in this Guaranty subject to the limitations described herein. Recourse against the Investor under this Guaranty shall be the sole and exclusive remedy of the Company and all of its subsidiaries and affiliates against the Investor, the Investor Affiliates, and Purchaser Affiliates in respect of any liabilities or obligations arising under, or in connection with, the Arrangement Agreement or the transactions contemplated thereby or hereby. Nothing set forth in this Guaranty shall be construed to confer or give to any person (including any person acting in a representative capacity) other than the Company and the Investor any rights or remedies against any person other than the Company and the Investor as expressly set forth herein. The Company hereby covenants and agrees that it shall not institute, and it shall cause its affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Arrangement Agreement or the transactions contemplated thereby, against the Investor, any Investor Affiliates or any Purchaser Affiliates except for claims against the Investor under this Guaranty.
          10. GOVERNING LAW. This Guaranty shall be governed by and construed and enforced in accordance with the laws of the State of New York. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and the courts of the United States of America located in the State of New York for any litigation arising out of or relating to this Guaranty. Each of the parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this letter or the transactions contemplated hereby in the courts of the State of New York or the courts of the United States of America located in the State of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.
          11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
          12. COUNTERPARTS. This Guaranty may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.
[Remainder of page intentionally left blank.]

Very truly yours,

FR HORIZON AIV, L.P.

By:	FR HORIZON GP, L.P., its general partner

By:	FR HORIZON GP LIMITED, its general partner

By:	(signed) Mark A. McComiskey

Name: Mark A. McComiskey Title: Director

Acknowledged and accepted:

CHC HELICOPTER CORPORATION

By:	(signed) Mark Dobbin

Name: Mark Dobbin Title: Chairman